NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES,
                           CANADA, AUSTRALIA OR JAPAN

                    For immediate release on 27 December 2002

                Recommended cash offer by KPMG Corporate Finance on behalf of Corus Group plc ("Corus") for Precoat International Plc ("Precoat")

                  Offer declared unconditional in all respects

KPMG Corporate Finance on behalf of Corus is pleased to announce that all of the conditions of the recommended cash offer made on 6 November 2002 to acquire the entire issued and to be issued share capital of Precoat (the "Offer"), as set out in the Offer Document dated 6 November 2002, have now been satisfied or waived and, accordingly, the Offer is hereby declared unconditional in all respects.

The Offer will remain open for acceptance until further notice.

Precoat Shareholders who have not yet accepted the Offer, and wish to do so, are urged to complete and return their Forms of Acceptance as soon as possible. Consideration under the Offer will be dispatched by 10 January 2003 to those Precoat Shareholders who have already provided valid and complete acceptances under the Offer. Consideration in respect of valid acceptances received following the date of this announcement will be dispatched to accepting Precoat Shareholders within 14 days of such receipt.

As at 3.00 p.m. today, 27 December 2002, valid acceptances of the Offer have been received in respect of, in aggregate, 8,068,932 Precoat Shares, representing approximately 97.93 per cent. of the existing issued share capital of Precoat.

Prior to the announcement of the Offer on 6 November 2002, Corus had received irrevocable undertakings to accept, or procure acceptance of, the Offer in respect of, in aggregate, 4,987,351 Precoat Shares, representing approximately
60.5 per cent. of the existing issued share capital of Precoat.

Corus intends to procure that Precoat will apply to the UKLA for cancellation of the listing of Precoat Shares on the Official List of the UKLA and to the London Stock Exchange for admission to trading of Precoat Shares on the London Stock Exchange's market for listed securities to be cancelled. Accordingly the notice period of 20 business days prior to such cancellation, as referred to in the Offer Document dated 6 November 2002 has commenced. Corus also intends to acquire compulsorily any outstanding Precoat Shares to which the Offer relates by applying the provisions of sections 428 to 430F of the Act.

Terms defined in the Offer Document dated 6 November 2002 have the same meanings in this announcement.

Enquiries:

KPMG Corporate Finance, financial adviser to Corus
Tom Franks                                            Telephone: 020 7311 1000
Johanne Arnesen                                       Telephone: 020 7311 1000

The Directors of Corus accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Directors of Corus (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

KPMG Corporate Finance, a division of KPMG LLP which is authorised by the Financial Services Authority for investment business activities, is acting only for Corus as financial adviser in relation to the Offer and is not acting for any other person in relation to the Offer. KPMG Corporate Finance will not be responsible to anyone other than Corus for providing the protections afforded to its clients nor for providing advice in relation to the contents of this announcement, the Offer or any other matter referred to herein.

The availability of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdiction in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

The Offer is not being made directly or indirectly in or into the United States, Canada, Australia or Japan, except where permitted by applicable law. Subject to this exception, neither this announcement nor the Offer Document and/or the Form of Acceptance may be distributed or sent, in, into or from the United States (whether by use of the mails or by any means or instrumentality of interstate or foreign commerce), Canada, Australia or Japan and doing so may render invalid any purported acceptance. Any person (including, without limitation, any custodian, nominee or trustee) who may have a legal or contractual obligation to forward this announcement, the Offer Document and/or the Form of Acceptance to any jurisdiction outside the United Kingdom, should have regard to the above provisions and, if necessary, take appropriate legal advice before taking any action.

This announcement does not constitute, or form any part of any offer for or solicitation of, any offer for securities or any inducement to acquire or dispose of any securities.